EXHIBIT 10H

              THIRD ADDENDUM TO ENGAGEMENT LETTER AND FEE AGREEMENT
                             WITH OTC COMMUNICATIONS

                               OTC COMMUNICATIONS
                             1040 Great Plain Avenue
                          Needham, Massachusetts 02192
                               Tel (617) 444-6100
                               Fax (617) 444-6101

                                December 11, 1996

Nona Morelli's II, Inc.
2 Park Plaza, Suite 470
Irvine, CA  92614

RE:      Third Addendum to Engagement Letter

Gentlemen:

This letter will serve as the Third Addendum to OTC Communication's ("OTC"). Engagement Letter dated October 18, 1994 with Nona Morelli's II, Inc. (the "Company").

Based upon the current amounts due from the Company for services and expenses rendered to date, and upon projected billings through March 31, 1997, the number of shares of the Company's stock previously issued for OTC's services is insufficient. As a result, the Company agrees to register an additional Seven Hundred Fifteen Thousand (715,000) shares under Form S-8 Registration Statement, at the Company's expense, and deliver said shares to OTC for sale and application of the net proceeds against the balance due for services rendered to date and as a reserve against future services, such block of shares to be issued to satisfy our billing, in arrears, beginning the effective date of the Engagement Letter.

If the foregoing is agreeable, please indicate your approval by dating and signing below and returning an original copy to me at the above address.

Very truly yours,
OTC Communications

By:  /s/  Geoffrey J. Eiten
     -----------------------------
          Geoffrey J. Eiten

APPROVAL AND ACCEPTANCE

READ AND ACCEPTED THIS 11th day of December, 1996, with an effective date retroactive to the date services were first performed for the Company.

NONA MORELLI'S II, INC.

By:  /s/  Fred G. Luke
     -----------------------------
Name:     Fred G. Luke
Title:    Chief Executive Officer